Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     Campbell provides update

     MONTREAL, Oct. 15 /CNW Telbec/ - Campbell Resources Inc. (the "Company")
("Campbell") (TSX: CCH, OTC Bulletin Board: CBLRF) today announced that it has suspended its bulk sample exploration program at the Corner Bay property.
Campbell owns 100% of the project subject to a 50-50 sharing of future cash flow with Nuinsco Resources Limited ("Nuinsco").
     "Regrettably, the Company's lack of liquidity, the drop in copper prices and the extreme difficulty in securing financing in the current marketplace necessitate the suspension of all activities at the Corner Bay property before having been able to complete the bulk sample test work," said Andre Fortier,
Campbell's President and Chief Executive Officer. "Corner Bay is a very attractive project and we continue to investigate our options to move this project forward."
     Corner Bay is currently fully permitted for the extraction of a
42,000 ton bulk sample. Despite the suspension of the bulk sample exploration program, the Company is moving ahead with an application for an environmental permit to allow for commercial mining of the deposit once extraction of the bulk sample is ultimately completed.

     Board Changes
     -------------

     Campbell also announced today that James McCartney and James Raymond have resigned from the Board of Directors. The Board expressed its appreciation for
Messrs. McCartney's and Raymond's many contributions to the Company. Mr. Andre
Fortier has been named Chairman of the Board, replacing Mr. McCartney.

     Third Quarter Production
     ------------------------

     Campbell also reported on its ore production for the third quarter ended
September 30, 2008.
     In the third quarter of 2008, Campbell's ore production reached
64,572 tons, compared to 70,223 tons in the previous year. For the first nine months of fiscal 2008, Campbell's ore production reached 227,765 tons, up from
161,749 tons in the corresponding period in 2007.
     For the third quarter ended September 30, 2008, Campbell produced
36,291 tons of ore at Copper Rand, yielding 1,802 ounces of gold and
1,134,776 pounds of copper. At Merrill Pit, 1,394 tons of ore were produced, yielding 15 ounces of gold and 14,687 pounds of copper. At Corner Bay,
26,887 tons of development ore were produced, yielding 1,193,725 pounds of copper and 263 ounces of gold.
     In September, Campbell announced that it will be terminating operations at its Copper Rand mine by December 31, 2008. Campbell has 100% ownership of the copper and gold mine.

     Full financial results for Campbell's third quarter and first nine months of fiscal 2008 will be released during the week of November 10, 2008.

     About Campbell Resources

     Campbell Resources Inc. concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec.
Campbell's headquarters are located in Montreal, Quebec.

     Certain information contained in this release may contain
"Forward-Looking Statements" within the meaning of the Private Securities
Litigation Reform Act of 1995 and is subject to certain risks, assumptions and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2007, which may cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold and copper prices which affect the profitability and mineral reserves and resources of Campbell. The key assumptions underlying the forward-looking statements contained in this release are that the gold and copper prices remain equal to or above the prices disclosed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
Forward-looking statements are expressly qualified in their entirety by this cautionary statement.
     %CIK: 0000718053

     /For further information: Campbell Resources Inc.: Andre Fortier,
President and Chief Executive Officer, (514) 875-9037, Fax: (514) 875-9764,
afortier(at)campbellresources.com; Renmark Financial Communications Inc.: Henri
Perron, hperron(at)renmarkfinancial.com; Eric St-Pierre,
estpierre(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
     (CCH. CBLRF)

CO:  CAMPBELL RESOURCES INC.

CNW 16:40e 17-OCT-08